Exhibit 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form F-10 of our reports dated March 22, 2017, relating to the consolidated financial statements of The Stars Group Inc. (formerly, Amaya Inc.) and subsidiaries (the “Company”) (which report expresses an unmodified opinion and includes an explanatory paragraph regarding the Company’s election to change its presentation currency in the year ended December 31, 2016) and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of two material weaknesses), appearing in the Annual Report on Form 40-F of the Company for the year ended December 31, 2016.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

1 December 2017